

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

Izmet Iskandar Bin Mohd Ramli
Chief Financial Officer
Evergreen Corporation
Lot 1.02, Level 1,
Glo Damansara, 699,
Jalan Damansara,
Taman Tun Dr Ismail,
60000 Kuala Lumpur, Malaysia

      Re: Evergreen Corporation
          Form 10-K for Fiscal Year Ended November 30, 2022
          Filed March 3, 2023
          File No. 001-41271

Dear Izmet Iskandar Bin Mohd Ramli:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Energy & Transportation